Exhibit 99.1

Highlights in first quarter of 2016

Main Highlights

•                  Consolidated EBITDA and EBITDA margin improved in 1Q16 compared to 4Q15, despite the scenario in the world steel industry.

•                  Positive free cash flow in 1Q16: EBITDA in the period covered all of the Company’s commitments.

•                  Gross debt declines by R$ 2.8 billion from December 2015 to March 2016.

Key Information	1st Quarter 2016	1st Quarter 2015	Variation 1Q16/1Q15	4th Quarter 2015	Variation 1Q16/4Q15
Steel
Production of Crude Steel (1,000 tonnes)	4,154	4,341	-4.3%	3,889	6.8%
Shipments (1,000 tonnes)	3,851	4,143	-7.0%	3,887	-0.9%
Net Sales (R$ million)	10,085	10,447	-3.5%	10,449	-3.5%
Cost of Goods Sold (R$ million)	(9,272)	(9,335)	-0.7%	(9,662)	-4.0%
SG&A (R$ million)	(644)	(660)	-2.4%	(655)	-1.7%
Adjusted EBITDA(1) (R$ million)	930	1,106	-15.9%	911	2.1%
Net Income(2) (R$ million)	14	267	-94.8%	(41)	—
Free Cash Flow (R$ million)	11	(502)		1,225	-99.1%
Gross margin	8.1%	10.6%		7.5%
EBITDA Margin	9.2%	10.6%		8.7%
Shareholders’ equity (R$ million)	30,286	36,440		31,970
Total Assets (R$ million)	65,005	70,843		70,095
Gross debt / Total capitalization(3)	43.0%	39.0%		45.0%
Net debt(4) (US$) / EBITDA(5) (US$)	4,0x	2,4x		3,6x

(1) - Adjusted EBITDA = non-accounting mesurement prepared by the Company.

(2) - In the 4Q15, the net income was adjusted by the extraordinary events

(3) - Total capitalization = shareholders’ equity + gross debt - interest on debt

(4) - Net debt = gross debt - interest on debt - cash, cash equivalents and short-term investments

(5) -  Adjusted EBITDAin the last 12 months.

World Steel Market

•      On April 13, worldsteel published its latest Short Range Outlook containing forecasts for global apparent steel consumption. For 2016, the forecast calls for global steel demand to contract by 0.8%. Excluding China, the forecast calls for demand to grow by 1.8%. The weak performance of the construction industry and lower level of infrastructure investments in China should lead the country’s steel demand to decline by 4% in 2016, after peaking in 2013. In developing economies excluding China, lower commodity price and political instability in certain countries have been affecting economic growth. Consequently, consumption in 2016 should grow more moderately, by around 1.8%. Meanwhile, in developed countries, the expectation is for continued recovery in their economies, with steel consumption in 2016 growing by 1.7%.

Consolidated Information

Gerdau’s performance in the first quarter of 2016

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Consolidated Results

Production and shipments

Consolidated (1,000 tonnes)	1st Quarter 2016	1st Quarter 2015	Variation 1Q16/1Q15	4th Quarter 2015	Variation 1Q16/4Q15
Production of crude steel	4,154	4,341	-4.3%	3,889	6.8%
Shipments of steel	3,851	4,143	-7.0%	3,887	-0.9%

•      Consolidated crude steel production decreased in 1Q16 compared to 1Q15, due to the optimization of inventories in the North America and Special Steel business divisions. Compared to 4Q15, crude steel production increased due to inventory rebuilding in practically all business divisions.

•      Consolidated shipments decreased in 1Q16 compared to 1Q15, reflecting mainly the lower shipments by the Brazil BD in the domestic market. Compared to 4Q15, consolidated shipments remained relatively stable, with distinct performances in the business divisions.

Net sales, cost and gross margin

Consolidated (R$ million)	1st Quarter 2016	1st Quarter 2015	Variation 1Q16/1Q15	4th Quarter 2015	Variation 1Q16/4Q15
Net Sales	10,085	10,447	-3.5%	10,449	-3.5%
Cost of Goods Sold	(9,272)	(9,335)	-0.7%	(9,662)	-4.0%
Gross profit	813	1,112	-26.9%	787	3.3%
Gross margin (%)	8.1%	10.6%		7.5%

•      Consolidated net sales decreased in 1Q16 compared to 1Q15, mainly due to lower shipments by the Brazil BD in the domestic market, which were partially offset by the higher net sales generated by the North America BD when translated into Brazilian real. Compared to 4Q15, consolidated net sales decreased, mainly due to lower shipments by the South America BD and the reduction in net sales per tonne sold in all business divisions.

•      On a consolidated basis, gross profit and gross margin decreased in 1Q16 compared to 1Q15, due to the weaker performances of the Brazil and Special Steel BDs, which were partially offset by the better performance of the South America and North America BDs. Compared to 4Q15, the improvements in consolidated gross profit and consolidated gross margin were mainly due to the better performance of the Brazil BD.

Operating expenses

Consolidated (R$ million)	1st Quarter 2016	1st Quarter 2015	Variation 1Q16/1Q15	4th Quarter 2015	Variation 1Q16/4Q15
SG&A	(644)	(660)	-2.4%	(655)	-1.7%
Selling expenses	(214)	(180)	18.9%	(225)	-4.9%
General and administrative expenses	(430)	(480)	-10.4%	(430)	0.0%
Other operating income (expenses)	40	27	48.1%	56	-28.6%
Equity in earnings of unconsolidated companies	(8)	7	—	(44)	-81.8%

•      The increase in selling expenses in 1Q16 compared to 1Q15 was due to the effect from exchange variation and the increase in the allowance for doubtful accounts. On the other hand, general and administrative expenses decreased in 1Q16 compared to 1Q15, demonstrating the Company’s efforts over the periods to rationalize these expenses, despite the effects from exchange variation in the comparison period. Even with this reduction, selling, general and administrative expenses as a ratio of net sales increased from 6.3% in 1Q15 to 6.4% in 1Q16, due to the 3.5% reduction in net sales in the period.

Impairment of assets

•      Gerdau presents its financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). This standard requires impairment tests of goodwill and other long-lived assets held by the Company. To determine the recoverable amount of each Business Segment, the Company uses the discounted cash flow method based on the financial projections for each segment. The projections are updated considering the changes observed in the economic scenario of the markets in which the Company operates, as well as the assumptions for the expected results in each segment.

•      In 1Q16, no factors were identified that would justify the anticipation of the impairment tests scheduled for December 2016. In 4Q15, of the total amount of R$ 3.1 billion in impairment of assets, R$ 1.2 billion was recorded as goodwill in the North America BD, R$ 1.1 billion as goodwill in the Special Steel BD and R$ 835 million as property, plant and equipment in the Brazil BD. Specifically in the Brazil BD, the losses were due to weaker demand and production stoppages at certain units of the Company during 2015 in order to adjust production to the new demand levels.

EBITDA

Breakdown of Consolidated EBITDA (R$ million)	1st Quarter 2016	1st Quarter 2015	Variation 1Q16/1Q15	4th Quarter 2015	Variation 1Q16/4Q15
Net income (loss)	14	267	-94.8%	(3,170)	—
Net financial result	(39)	898	—	392	—
Provision for income and social contribution taxes	226	(680)	—	(207)	—
Depreciation and amortization	681	604	12.7%	707	-3.7%
EBITDA - Instruction CVM(1)	882	1,089	-19.0%	(2,278)	—
Impairment of Assets	—	—	—	3,129	—
Equity in earnings of unconsolidated companies	8	(7)	—	44	-81.8%
Proportional EBITDA of associated companies and jointly controlled entities	40	24	66.7%	16	150.0%
Adjusted EBITDA(2)	930	1,106	-15.9%	911	2.1%
Adjusted EBITDA Margin	9.2%	10.6%		8.7%

(1) - Non-accounting measurement calculated pursuant to Instruction 527 of the CVM.

(2) - Non-accounting mesurement prepared by the Company.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity.

The Company presents adjusted EBITDA to provide additional information regarding cash flow generation in the period.

Conciliation of Consolidated EBITDA (R$ million)	1st Quarter 2016	1st Quarter 2015	4th Quarter 2015
EBITDA - Instruction CVM(1)	882	1,089	(2,278)
Depreciation and amortization	(681)	(604)	(707)
OPERATING INCOME (LOSS) BEFORE FINANCIAL RESULT AND TAXES(2)	201	485	(2,985)

(1) - Non-accounting measure calculated pursuant to Instruction 527 of the CVM.

(2) - Accounting measurement disclosed in consolidated Statements of Income.

Consolidated EBITDA (R$ million) and EBITDA margin (%)

•      Adjusted EBITDA and adjusted EBITDA margin decreased in 1Q16 compared to 1Q15, mainly due to the weaker performances of the Brazil and Special Steel BDs, which were partially offset by the better performance of the South America and North America BDs. Adjusted EBITDA and adjusted EBITDA margin decreased slower than gross profit and gross margin due to the effect from higher depreciation. Compared to 4Q15, adjusted EBITDA and adjusted EBITDA margin increased in line with gross profit and gross margin, due to the better performance of the Brazil BD in particular.

Financial result and net income

Consolidated (R$ million)	1st Quarter 2016	1st Quarter 2015	Variation 1Q16/1Q15	4th Quarter 2015	Variation 1Q16/4Q15
Income (loss) before financial income (expenses) and taxes(1)	201	485	-58.6%	(2,985)	—
Financial Result	39	(898)	—	(392)	—
Financial income	76	109	-30.3%	73	4.1%
Financial expenses	(525)	(372)	41.1%	(519)	1.2%
Exchange variation, net	510	(651)	—	37	1278.4%
Exchange variation on net investment hedge	362	(575)	—	71	409.9%
Exchange variation - other lines	148	(76)	—	(34)	—
Gains (losses) on financial instruments, net	(22)	16	—	17	—
Income (loss) before taxes(1)	240	(413)	—	(3,377)	—
Income and social contribution taxes	(226)	680	—	207	—
On net investment hedge	(362)	575	—	(71)	409.9%
Other lines	136	105	29.5%	278	-51.1%
Consolidated Net Income (loss)(1)	14	267	-94.8%	(3,170)	—
Extraordinary events	—	—	—	3,129	—
Reversal of the Impairment of assets	—	—	—	3,129	—
Consolidated Adjusted Net Income (loss)(2)	14	267	-94.8%	(41)	—

(1) - Accounting measurement disclosed in the income statement of the Company.

(2) - Non accounting measurement made by the Company to demonstrate the net income adjusted by the extraordinary events that impacted the result, but without cash effect.

•      In 1Q16 compared to 1Q15, the variation in the financial result was basically due to the positive exchange variation on liabilities contracted in U.S. dollar (appreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 8.9% in 1Q16 and depreciation of 20.8% in 1Q15), even though financial expenses increased due to the negative effect from exchange variation (depreciation in the average price of the Brazilian real against the U.S. dollar of 36.0% in 1Q16 compared to 1Q15).

•      The variation in the financial result in 1Q16 compared to 4Q15 is mainly explained by the higher positive exchange variation in 1Q16 (appreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 8.9% in 1Q16, versus appreciation of 1.7% in 4Q15).

•      Note that, in accordance with IFRS, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as hedge for a portion of the investments in subsidiaries located abroad. As a result, only the effect from exchange variation on the portion of debt not linked to investment hedge is recognized in the financial result, with this effect neutralized by the line “Income and Social Contribution taxes on net investment hedge.”

•      The reduction in consolidated net income in 1Q16 compared to 1Q15 is explained by the lower operating income in the period. Compared to adjusted net income in 4Q15, the improvement in 1Q16 is mainly due to EBITDA growth in the comparison periods and the better financial result.

Investments

•      In 1Q16, CAPEX amounted to R$ 485.3 million. Of the amount invested in the quarter, 40.5% was allocated to the Brazil BD, 30.2% to the South America BD, 16.6% to the North America BD and 12.7% to the Special Steel BD.

•      Based on the investments scheduled for 2016, Gerdau plans to invest R$ 1.5 billion, considering the investments in capturing productivity gains and maintenance, which is 35% below the amount in 2015.

Working Capital and Cash Conversion Cycle

•      In March 2016, the cash conversion cycle (working capital divided by daily net sales in the quarter) decreased slightly in relation to December 2015, reflecting the 4.5% decrease in working capital in comparison with the 3.5% decrease in net sales.

Financial liabilities

Debt composition (R$ million)	03.31.2016	12.31.2015	03.31.2015
Short Term	2,464	2,387	2,366
Long Term	21,220	24,074	20,916
Gross Debt	23,684	26,461	23,282
Cash, cash equivalents and short-term investments	5,525	6,919	5,847
Net Debt	18,159	19,542	17,435

•      On March 31, 2016, gross debt was 10.4% short term and 89.6% long term. Gross debt was denominated 12.1% in Brazilian real, 82.2% in U.S. dollar and 5.7% in other currencies. The R$ 2.8 billion decrease in gross debt between December 2015 and March 2016 is mainly explained by the effects from exchange variation in the period (appreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 8.9% in 1Q16) and by the amortizations made in 1Q16.

•      On March 31, 2016, 74.1% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      The decrease in net debt on March 31, 2016 compared to December 31, 2015 is due to the effects from exchange variation.

•      On March 31, 2016, the nominal weighted average cost of gross debt was 7.1%, or 11.8% for the portion denominated in Brazilian real, 6.0% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 6.6% for the portion contracted by subsidiaries abroad. On March 31, 2016, the average gross debt term was 6.3 years, with more than 70% maturing only as of 2018. Note that, with regard to the R$ 4.0 billion in maturities scheduled for 2017, the Company’s cash and credit facilities are more than sufficient to meet these commitments, most of which mature only in October of that year. Furthermore, the Company has the option of refinancing a portion of these liabilities.

•      On March 31, 2016, the payment schedule for long-term gross debt was as follows:

Long Term	R$ million
2017	4,000
2018	1,230
2019	940
2020	3,499
2021	4,094
2022	235
2023	2,281
2024	3,162
2025 and after	1,779
Total	21,220

•      The Company’s main debt indicators are shown below:

Indicators	03.31.2016	12.31.2015	03.31.2015
Gross debt / Total capitalization (1)	43%	45%	39%
Net debt (2) (US$) / EBITDA (3) (US$)	4,0x	3,6x	2,4x

(1) - Total capitalization = shareholders’ equity + gross debt- interest on debt

(2) - Net debt = gross debt - interest on debt - cash, cash equivalents and short-term investments

(3) -  Adjusted EBITDAin the last 12 months.

Indebtedness

(R$ billion)

•      Note that, since the bulk of EBITDA in the last 12 months was generated by business divisions located abroad, mainly in U.S. dollar, and more than 80% of consolidated net debt on March 31, 2016 was also denominated in U.S. dollar, the net debt / EBITDA ratio calculated in this currency stood at 4.0 times.

Free Cash Flow (FCF)

•      In 1Q16, EBITDA was sufficient to honor all of the Company’s commitments (CAPEX, income tax, interest and working capital) and also to generate positive free cash flow.

Free Cash Flow 1Q16

(R$ million)

Business Divisions (BD)

The information in this report is divided into four Business Divisions (BD), in accordance with Gerdau’s corporate governance, as follows:

•      Brazil BD (Brazil Business Division) — includes the steel operations in Brazil (except special steel), the metallurgical and coking coal operation in Colombia and the iron ore operation in Brazil;

•      North America BD (North America Business Division) — includes all North American operations (Canada, United States and Mexico), except special steel;

•      South America BD (South America Business Division) — includes all operations in South America (Argentina, Chile, Colombia, Peru, Uruguay and Venezuela), except the operations in Brazil, the metallurgical and coking coal operation in Colombia and the iron ore operation in Brazil;

•      Special Steel BD (Special Steel Business Division) — includes the special steel operations in Brazil, Spain, United States and India.

Net sales

EBITDA and EBITDA Margin

Brazil BD

Production and shipments

Brazil BD (1,000 tonnes)	1st Quarter 2016	1st Quarter 2015	Variation 1Q16/1Q15	4th Quarter 2015	Variation 1Q16/4Q15
Production of crude steel	1,544	1,528	1.0%	1,481	4.3%
Shipments of steel	1,422	1,557	-8.7%	1,394	2.0%
Domestic Market	896	1,252	-28.4%	815	9.9%
Exports	526	305	72.5%	579	-9.2%

•   Crude steel production increased in 1Q16 compared to 1Q15 and 4Q15. Specifically in relation to 4Q15, crude steel production increased due to the rebuilding of inventories following the production stoppages in that quarter.

•      Shipments in the domestic market decreased in 1Q16 compared to 1Q15, reflecting the weaker growth in the construction and manufacturing industries due to economic uncertainties. On the other hand, exports advanced in relation to 1Q15, due to opportunities in the international market and the favorable exchange rate. Compared to 4Q15, shipments in the domestic market increased due to seasonality. Exports decreased in 1Q16 compared to 4Q15, reflecting the redirecting of shipments to the domestic market.

•      In 1Q16, 1,314,000 tonnes of iron ore were shipped to the Ouro Branco Mill in Minas Gerais and 646,000 tonnes were sold to third parties.

Operating result

Brazil BD (R$ million)	1st Quarter 2016	1st Quarter 2015	Variation 1Q16/1Q15	4th Quarter 2015	Variation 1Q16/4Q15
Net Sales(1)	2,694	3,314	-18.7%	2,678	0.6%
Domestic Market	2,011	2,782	-27.7%	1,883	6.8%
Exports	683	532	28.4%	795	-14.1%
Cost of Goods Sold	(2,472)	(2,805)	-11.9%	(2,535)	-2.5%
Gross profit	222	509	-56.4%	143	55.2%
Gross margin (%)	8.2%	15.4%		5.3%
EBITDA	248	521	-52.4%	186	33.3%
EBITDA margin (%)	9.2%	15.7%		6.9%

1 - Includes iron ore, coking coal and coke net sales.

•      The decrease in net sales in 1Q16 compared to 1Q15 was mainly due to the lower shipments in domestic market. Specifically compared to 4Q15, the stability in net sales was due to the higher shipments in the domestic market, which were neutralized by lower export shipments and lower international prices.

•      Cost of goods sold decreased in 1Q16 compared to 1Q15, mainly due to the lower shipments in the domestic market. Compared to 4Q15, cost of goods sold decreased due to the non-recurring costs with production stoppages in that quarter, despite the higher shipments in the comparison period.  Gross margin contracted in 1Q16 in relation to 1Q15 due to the lower dilution of fixed costs and the less favorable market mix. Compared to 4Q15, the increase in gross margin was mainly due to the better mix of markets and the lower costs with production stoppages.

•      EBITDA and EBITDA margin in 1Q16 accompanied the behavior of gross profit and gross margin in the comparisons with both 1Q15 and 4Q15.

EBITDA (R$ million) and EBITDA Margin (%)

North America BD

Production and shipments

North America BD (1,000 tonnes)	1st Quarter 2016	1st Quarter 2015	Variation 1Q16/1Q15	4th Quarter 2015	Variation 1Q16/4Q15
Production of crude steel	1,555	1,650	-5.8%	1,450	7.2%
Shipments of steel	1,522	1,487	2.4%	1,433	6.2%

•      Crude steel production decreased in 1Q16 compared to 1Q15, due to the optimization of inventories. Compared to 4Q15, production increased due to higher shipments and the rebuilding of inventories.

•      Shipments increased in 1Q16 compared to 1Q15, due to the gradual improvement in the non-residential construction industry. Compared to 4Q15, shipments increased due to seasonality.

Operating result

North America BD (R$ million)	1st Quarter 2016	1st Quarter 2015	Variation 1Q16/1Q15	4th Quarter 2015	Variation 1Q16/4Q15
Net Sales	4,297	3,837	12.0%	4,311	-0.3%
Cost of Goods Sold	(3,995)	(3,600)	11.0%	(3,948)	1.2%
Gross profit	302	237	27.4%	363	-16.8%
Gross margin (%)	7.0%	6.2%		8.4%
EBITDA	355	254	39.8%	396	-10.4%
EBITDA margin (%)	8.3%	6.6%		9.2%

•      Net sales increased in 1Q16 compared to 1Q15, due to the effect from exchange variation in the periods (depreciation in the average price of the Brazilian real against the U.S. dollar of 36.0% in 1Q16 compared to 1Q15), which was offset by the decline in net sales per tonne sold in U.S. dollar. Compared to 4Q15, the stability in net sales was due to the lower net sales per tonne sold being offset by higher shipments.

•      Cost of goods sold increased in 1Q16 compared to 1Q15, due to the effects from exchange variation, which offset the lower cost per tonne sold in U.S. dollar. The slight improvement in gross margin in 1Q16 compared to 1Q15 was due to the higher dilution of fixed costs. Compared to 4Q15, the slight increase in cost of goods sold is explained by the higher shipments being partially neutralized by the lower cost per tonne sold resulting from the higher dilution of fixed costs. This increase in cost of goods sold, combined with the lower net sales, led gross margin to decline in 1Q16 compared to 4Q15.

•      EBITDA and EBITDA margin in 1Q16 in relation to 1Q15 increased faster than gross profit and gross margin, due to lower operating expenses in U.S. dollar. Compared to 4Q15, EBITDA and EBITDA margin decreased, following the performance of gross profit and gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

South America BD

Production and shipments

South America BD (1,000 tonnes)	1st Quarter 2016	1st Quarter 2015	Variation 1Q16/1Q15	4th Quarter 2015	Variation 1Q16/4Q15
Production of crude steel	320	303	5.6%	333	-3.9%
Shipments of steel	505	540	-6.5%	550	-8.2%

•      Shipments in 1Q16 decreased compared to 1Q15 and 4Q15, with performances varying in the countries where Gerdau operates.

Operating result

South America BD (R$ million)	1st Quarter 2016	1st Quarter 2015	Variation 1Q16/1Q15	4th Quarter 2015	Variation 1Q16/4Q15
Net Sales	1,236	1,320	-6.4%	1,481	-16.5%
Cost of Goods Sold	(1,031)	(1,163)	-11.3%	(1,252)	-17.7%
Gross profit	205	157	30.6%	229	-10.5%
Gross margin (%)	16.6%	11.9%		15.5%
EBITDA	183	127	44.1%	206	-11.2%
EBITDA margin (%)	14.8%	9.6%		13.9%

•      Net sales decreased in 1Q16 compared to 1Q15 due to the lower shipments. Cost of goods sold decreased faster than net sales due to the efforts to optimize costs made in recent quarters and to lower scrap costs.

•      Compared to 4Q15, the decrease in net sales and cost of goods sold is mainly explained by the effects from exchange variation resulting from the appreciation in the average price of the Brazilian real against the currencies of the countries where Gerdau operates and by the lower shipments.

•      Gross margin increased in 1Q16 compared to 1Q15 and 4Q15, due to the efforts to reduce costs in this business division and to lower scrap costs.

•      EBITDA and EBITDA margin increased in 1Q16 compared to 1Q15 and 4Q15, accompanying the performance of gross profit and gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

Special Steel BD

Production and shipments

Special Steel BD (1,000 tonnes)	1st Quarter 2016	1st Quarter 2015	Variation 1Q16/1Q15	4th Quarter 2015	Variation 1Q16/4Q15
Production of crude steel	736	859	-14.3%	625	17.8%
Shipments of steel	632	696	-9.2%	608	3.9%

•      Crude steel production decreased in 1Q16 compared to 1Q15, due to the optimization of inventories in Brazil. Compared to 4Q15, production increased due to the rebuilding of inventories, especially in North America.

•      Shipments decreased in 1Q16 compared to 1Q15, which is explained by the sharp drop in demand from the auto industry in Brazil. Compared to 4Q15, shipments increased mainly due to good demand from the auto industry in North America, despite the weak performance of this industry in Brazil.

Operating result

Special Steel BD (R$ million)	1st Quarter 2016	1st Quarter 2015	Variation 1Q16/1Q15	4th Quarter 2015	Variation 1Q16/4Q15
Net Sales	2,170	2,246	-3.4%	2,185	-0.7%
Cost of Goods Sold	(2,084)	(2,036)	2.4%	(2,136)	-2.4%
Gross profit	86	210	-59.0%	49	75.5%
Gross margin (%)	4.0%	9.3%		2.2%
EBITDA	174	260	-33.1%	151	15.2%
EBITDA margin (%)	8.0%	11.6%		6.9%

•      Net sales decreased in 1Q16 compared to 1Q15, mainly due to lower shipments, with this impact partially mitigated by the effects from exchange variation on shipments at units located abroad. Compared to 4Q15, net sales did not follow the performance of shipments, but were neutralized by the reduction in net sales per tonne sold due to the less favorable geographic mix.

•      Cost of goods sold increased in 1Q16 compared to 1Q15, mainly due to the effects from exchange variation on the special steel operations at units abroad and the lower dilution of fixed costs resulting from the lower shipments. Compared to 4Q15, cost of goods sold decreased due to the lower cost per tonne sold. Gross margin decreased in 1Q16 compared to 1Q15, mainly due to the lower dilution of fixed costs and the lower profitability of units in Brazil and the United States. Compared to 4Q15, gross margin increased due to the higher profitability of special steel units, except in Brazil.

•      EBITDA and EBITDA margin in 1Q16 compared to 1Q15 decreased slower than gross profit and gross margin due to the higher depreciation in cost of goods sold. Compared to 4Q15, EBITDA and EBITDA margin increased, accompanying the performance of gross profit and gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties, and assumptions that include, among other factors: general economic, political, and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	March 31, 2016	December 31, 2015
CURRENT ASSETS
Cash and cash equivalents	4,730,025	5,648,080
Short-term investments
Held for Trading	794,989	1,270,760
Trade accounts receivable - net	4,527,641	4,587,426
Inventories	8,117,680	8,781,113
Tax credits	659,687	673,155
Income and social contribution taxes recoverable	585,875	724,843
Unrealized gains on financial instruments	13,257	37,981
Other current assets	439,431	454,140
	19,868,585	22,177,498

NON-CURRENT ASSETS
Tax credits	77,144	77,990
Deferred income taxes	4,055,514	4,307,462
Unrealized gains on financial instruments	7,459	5,620
Related parties	60,162	54,402
Judicial deposits	1,773,325	1,703,367
Other non-current assets	402,471	490,583
Prepaid pension cost	118,847	140,388
Investments in associates and jointly-controlled entities	1,246,645	1,392,882
Goodwill	13,407,607	14,653,026
Other Intangibles	1,664,366	1,835,761
Property, plant and equipment, net	22,322,685	23,255,730
	45,136,225	47,917,211

TOTAL ASSETS	65,004,810	70,094,709

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian reais (R$)

	March 31, 2016	December 31, 2015
CURRENT LIABILITIES
Trade accounts payable	3,343,318	3,629,788
Short-term debt	2,463,842	2,387,237
Taxes payable	348,256	349,674
Income and social contribution taxes payable	61,918	140,449
Payroll and related liabilities	431,940	480,430
Employee benefits	14,967	18,535
Environmental liabilities	26,160	27,736
Unrealized losses on financial instruments	22,084	—
Other current liabilities	724,819	829,182
	7,437,304	7,863,031

NON-CURRENT LIABILITIES
Long-term debt	20,992,573	23,826,758
Debentures	227,494	246,862
Related parties	—	896
Deferred income taxes	830,122	914,475
Provision for tax, civil and labor liabilities	1,999,823	1,904,730
Environmental liabilities	111,906	136,070
Employee benefits	1,582,297	1,687,486
Obligations with FIDC	896,147	853,252
Other non-current liabilities	640,962	690,766
	27,281,324	30,261,295

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(362,786)	(383,363)
Capital reserves	11,597	11,597
Retained earnings	6,915,923	6,908,059
Operations with non-controlling interests	(2,877,488)	(2,877,488)
Other reserves	7,077,596	8,777,815
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	30,014,023	31,685,801

NON-CONTROLLING INTERESTS	272,159	284,582

EQUITY	30,286,182	31,970,383

TOTAL LIABILITIES AND EQUITY	65,004,810	70,094,709

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the three-month period ended
	March 31, 2016	March 31, 2015	December 31, 2015

NET SALES	10,084,511	10,447,376	10,449,129
Cost of sales	(9,271,833)	(9,335,523)	(9,662,584)
GROSS PROFIT	812,678	1,111,853	786,545
Selling expenses	(214,332)	(179,519)	(225,010)
General and administrative expenses	(429,554)	(480,442)	(430,299)
Other operating income	47,224	56,851	86,573
Other operating expenses	(7,409)	(30,038)	(30,269)
Impairment of assets	—	—	(3,128,654)
Equity in earnings of unconsolidated companies	(7,581)	6,535	(43,812)
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	201,026	485,240	(2,984,926)
Financial income	75,790	109,116	72,887
Financial expenses	(525,102)	(372,064)	(519,077)
Exchange variations, net	509,430	(651,254)	37,252
Gain and losses on financial instruments, net	(21,520)	15,637	16,826
INCOME (LOSS) BEFORE TAXES	239,624	(413,325)	(3,377,038)
Current	(33,308)	(45,385)	77,784
Deferred	(192,130)	726,071	129,737
Income and social contribution taxes	(225,438)	680,686	207,521

NET INCOME (LOSS)	14,186	267,361	(3,169,517)
(+) Impairment of assets	—	—	3,128,654
ADJUSTED NET INCOME (LOSS) *	14,186	267,361	(40,863)

* Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income (loss) adjusted for extraordinary events that influenced the net income, without cash effect.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

	For the three-month period ended
	March 31, 2016	March 31, 2015

Cash flows from operating activities
Net income for the period	14,186	267,361
Adjustments to reconcile net income for the period to net cash provided by operating activities
Depreciation and amortization	681,188	603,272
Equity in earnings of unconsolidated companies	7,581	(6,535)
Exchange variation, net	(509,430)	651,254
Gains (Loss) on financial instruments, net	21,520	(15,637)
Post-employment benefits	67,477	66,072
Stock based remuneration	8,766	5,224
Income and social contribution taxes	225,438	(680,686)
Gains on disposal of property, plant and equipment and investments, net	(1,806)	(1,732)
Allowance for doubtful accounts	36,516	18,432
Provision for tax, labor and civil claims	96,259	73,998
Interest income on trading securities	(20,543)	(59,016)
Interest expense on loans	397,235	318,929
Interest on loans with related parties	2,640	(649)
(Reversal) Provision for net realizable value adjustment in inventory	(38,978)	1,110
	988,049	1,241,397
Changes in assets and liabilities
Increase in trade accounts receivable	(261,462)	(228,810)
Decrease (Increase) in inventories	231,774	(318,686)
(Decrease) Increase in trade accounts payable	(77,451)	33,721
Decrease (Increase) in other receivables	11,421	(96,355)
(Decrease) Increase in other payables	(78,113)	76,691
Dividends from associates and jointly-controlled entities	30,296	—
Purchases of trading securities	(54,213)	(255,290)
Proceeds from maturities and sales of trading securities	465,856	973,361
Cash provided by operating activities	1,256,157	1,426,029

Interest paid on loans and financing	(289,854)	(194,720)
Income and social contribution taxes paid	(37,183)	(287,306)
Net cash provided by operating activities	929,120	944,003

Cash flows from investing activities
Additions to property, plant and equipment	(485,312)	(612,344)
Proceeds from sales of property, plant and equipment, investments and other intangibles	2,401	3,974
Additions to other intangibles	(29,367)	(23,649)
Capital increase in jointly-controlled entity	—	(40,524)
Net cash used in investing activities	(512,278)	(672,543)

Cash flows from financing activities
Purchase of treasury shares	—	(161,278)
Dividends and interest on capital paid	—	(120,888)
Proceeds from loans and financing	461,277	913,026
Repayment of loans and financing	(1,475,030)	(670,699)
Intercompany loans, net	(9,296)	(39,851)
Net cash used in financing activities	(1,023,049)	(79,690)

Exchange variation on cash and cash equivalents	(311,848)	354,423

(Decrease) Increase in cash and cash equivalents	(918,055)	546,193
Cash and cash equivalents at beginning of period	5,648,080	3,049,971
Cash and cash equivalents at end of period	4,730,025	3,596,164